September 3, 2025

Haiting Li
Chief Executive Officer
Jowell Global Ltd.
2nd Floor, No. 285 Jiangpu Road
Yangpu District
Shanghai, China 200082

        Re: Jowell Global Ltd.
            Registration Statement on Form F-3
            Filed August 26, 2025
            File No. 333-289861
Dear Haiting Li:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Beukenkamp at 202-551-3861 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Jeffrey Li, Esq.